May 11, 2017

Alison White

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AFL-CIO Housing Investment Trust

File Nos.: 811-3493, 333-59762 and 2-78066

Dear Ms. White:

This letter is in response to your comments regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) of the AFL-CIO Housing Investment Trust (herein, “Registrant” or the “Trust”), as filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2017. In order to assist you with the review of this letter, we have included each of your comments below in bold followed by the Trust’s response.

Comment No. 1: Please include a complete description for each acronym (e.g. “HIT”, “GSE” and “FHA”) and define industry terms (e.g. “multifamily investments”) as they are used throughout the materials.

Response: The Trust will include a complete description for each acronym and defined industry term in its Definitive Proxy Filing on Schedule 14A (“Definitive Proxy Filing”).

Comment No. 2: Please give consideration to unbundling of proxy proposals consistent with the Proxy Rules and IM Guidance 2014-02.

Response:  The Trust will rewrite the proxy proposals consistent with the standards outlined in IM Guidance 2014-02 and incorporate such revisions in its Definitive Proxy Filing.

Comment No. 3: Reference to Proxy Statement. Please provide a clear depiction of each change that is being proposed for the Declaration of Trust, either by indicating all deletions and additions or by providing complete before and after versions.

Response: The Trust will make these clarifications in its Definitive Proxy Filing.

Alison White

Securities and Exchange Commission

May 11, 2017

Comment No. 4: Reference to Proxy Statement. Please include complete language for all sections of the Declaration of Trust that are being modified, including all prefatory language and all subsections within a modified provision.

Response: The Trust will include such language in its Definitive Proxy Filing.

Comment No. 5: In the discussion of Proposals, please present separate and complete consideration of each Proposal, paying particular attention to: i) the drawbacks and risks associated with each; and ii) the impact that securing or failing to secure Participant approval will have on the Trust’s ongoing operations.

Response: The Trust will provide a more fulsome discussion for each Proposal in its Definitive Proxy Filing, including: i) the drawbacks and risks associated with each Proposal; and ii) the impact that securing or failing to secure Participant approval would have on the Trust’s ongoing operations.

Comment 6: In the Proxy Statement, please apply certain formatting tools intended to make the material more readable for Participants (e.g. sentence case, bullet points).

Response: The Trust will reformat the Proxy Statement of the Definitive Proxy Filing so that it is more readable for Participants.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-331-8055.

Very truly yours,

/s/ Nicholas C. Milano

Nicholas C. Milano
General Counsel

cc:	Martin E. Lybecker
Mary C. Moynihan
Perkins Coie LLP